January 10, 2014

Tia L. Jenkins Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

    Re:     American Eagle Outfitters, Inc.

                Form 10-K for the Fiscal Year Ended February 2, 2013

                Filed March 12, 2013

                File No. 001-33338

Dear Ms. Jenkins:

American Eagle Outfitters, Inc. (the "Company") respectfully responds to the comments in your letter dated December 31, 2013 as set forth below. The numbered paragraphs in this letter correspond to the numbers contained in your letter.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 8. Financial Statements and Supplementary Data, page 35

Consolidated Statements of Operations, page 38

Note 2. Summary of Significant Accounting Policies, page 42

Cost of Sales, Including Certain Buying, Occupancy and Warehousing Expenses, page 48

1. Comment:

In future filings, please revise your footnote disclosures to clarify, if true, that you allocate a portion of your depreciation and amortization to cost of sales. If you do not allocate a portion to cost of sales, please remove the gross profit subtotal from your future filings and re-label the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B. Please provide us your proposed disclosure.

Response:

The Company allocates depreciation related to its Design Center to cost of sales. In future filings, the Company will revise its footnote disclosure to clarify that a portion of depreciation and amortization is allocated to cost of sales.

Below is a draft of the updated disclosure. The planned changes have been underlined:

Cost of Sales, Including Certain Buying, Occupancy and Warehousing Expenses

Cost of sales consists of merchandise costs, including design, sourcing, importing and inbound freight costs, as well as markdowns, shrinkage and certain promotional costs (collectively "merchandise costs") and buying, occupancy and warehousing costs.

Design costs are related to the Company's Design Center operations and include compensation, travel, supplies and samples for our design teams, as well as rent and depreciation for our Design Center. These costs are included in cost of sales as the respective inventory is sold.

Buying, occupancy and warehousing costs consist of compensation, employee benefit expenses and travel for our buyers and certain senior merchandising executives; rent and utilities related to our stores, corporate headquarters, distribution centers and other office space; freight from our distribution centers to the stores; compensation and supplies for our distribution centers, including purchasing, receiving and inspection costs; and shipping and handling costs related to our e-commerce operation. Gross profit is the difference between total net revenue and cost of sales.

2. Comment:

Form 8-K filed December 10, 2013

Your GAAP to non-GAAP reconciliation of your consolidated statement of operations appears to result in the presentation of a full non-GAAP statement of operations, which may attach undue prominence to the non-GAAP information. Please revise your future reconciliations so that they are prepared in a manner that does not result in this non-GAAP statement of operations being presented. For guidance, refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.10. Please provide us your proposed disclosure.

Response:

In future filings, the Company will only include a full GAAP statement of operations and will supplement with required GAAP to non-GAAP reconciliation tables as appropriate. The GAAP to non-GAAP reconciliation tables will be produced in a manner that does not result in a full non-GAAP statement of operations being presented, as to not attach undue prominence to the non-GAAP information in accordance with the guidance referenced above.

A draft of our planned GAAP to non-GAAP reconciliation is below, based on actual results for the 13 weeks ended November 2, 2013:

AMERICAN EAGLE OUTFITTERS, INC.
GAAP to Non-GAAP reconciliation
(Dollars in thousands, except per share amounts)
(unaudited)
	13 Weeks Ended
	November 2, 2013
	Operating income (loss)	Diluted income per common share
GAAP Basis	$41,836	$0.13
Add back: Distribution Center Charges (1)	(19,316)	(0.06)

Non-GAAP Basis	$61,152	$0.19
(1)- Non-GAAP items consist of $19.3 million of pre-tax asset impairments related to the Warrendale Distribution Center.

As requested, the Company acknowledges the following:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the foregoing or require further information, please contact the undersigned at (412) 432-3300.

Thank you for your assistance with this matter.

Very truly yours,

/s/ Scott Hurd

Scott Hurd

Vice President and Controller